

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of June 30, 2023

The principal balances and results accumulated for the period ending June 2023 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,342,891
Loans and accounts receivables from customers and banks, net	38,148,832
Loans and accounts receivables from customers at fair value, net	122,620
Financial instruments	11,763,914
Financial derivative contracts	10,995,013
Other asset items	5,308,711
Total assets	**68,681,981**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,272,010
Time deposits and other time liabilities	14,892,389
Issued debt and regulatory capital instruments	9,961,573
Financial derivative contracts	12,777,666
Other liabilities items	13,490,460
Total equity	4,287,883
Total liabilities and Equity	**68,681,981**

Equity attributable to:	
Equity holders of the Bank	4,168,518
Non-controlling interest	119,365

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	530,993
Net fee and commission income	265,857
Result from financial operations	162,338
Total operating income	**959,188**
Provision for loan losses	(231,587)
Support expenses	(431,505)
Other results	1,052
Income before tax	**297,148**
Income tax expense	(24,524)
Net income for the period	**272,624**

Attributable to:	
Equity holders of the Bank	262,871
Non-controlling interest	9,753

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Junio de 2023

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de junio de 2023 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.342.891
Créditos y cuentas por cobrar a clientes y bancos	38.148.832
Créditos y cuentas por cobrar a clientes a valor razonable	122.620
Instrumentos financieros	11.763.914
Contratos de derivados financieros	10.995.013
Otros rubros del activo	5.308.711
Total Activos	**68.681.981**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.272.010
Depósitos y otras captaciones a plazo	14.892.389
Instrumentos de deuda y capital regulatorio emitidos	9.961.573
Contratos de derivados financieros	12.777.666
Otros rubros del pasivo	13.490.460
Total patrimonio	4.287.883
Total Pasivos y Patrimonio	**68.681.981**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.168.518
Interés no controlador	119.365

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	530.993
Ingresos neto de comisiones	265.857
Resultado de operaciones financieras	162.338
Total ingresos operacionales	**959.188**
Gasto de pérdidas crediticias	(231.587)
Gastos de apoyo	(431.505)
Otros resultados	1.052
Resultado antes de impuesto	**297.148**
Impuesto a la renta	(24.524)
Utilidad consolidada del periodo	**272.624**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	262.871
Interés no controlador	9.753

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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